

May 12, 2011

Amy L. Bertauski
Chief Financial Officer
LRI Holdings, Inc.
3011 Armory Drive, Suite 300
Nashville, TN 37204

> **Re:** **LRI Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed April 18, 2011**
> **File No. 333-173579 & -01 to -03**

Dear Ms. Bertauski:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please make the ratio of earnings to fixed charges a separately captioned table instead of one of the other data presented on page 14.

Risk Factors, page 21

Changes in food and supply costs could adversely affect our results of operations, page 21

2. Please revise to disclose that beef prices have risen substantially in recent months and that your fixed price contract for beef expires in July 2011. Also, here or at another appropriate spot, please name the party your beef contract is with.

You may have difficulty selling the Old Notes, page 28

3. Since this is not a risk of the securities being offered, either delete it or move it to the back of the risk factor section.

The Exchange Offer, page 42

Terms of the Exchange Offer, page 42

4. We note your reservation of the right to amend the terms of the offer. Please revise to clarify that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of a material change.

5. We note your disclosure indicating that any old notes not accepted for exchange will be returned "as promptly as practicable" after expiration or termination of the exchange offer. Rule 14e-1(c) requires that you exchange the notes or return the old notes "promptly" upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Acceptance of the Old Notes for Exchange, page 44

6. Please revise to state that you will issue the New Notes promptly after expiration rather than acceptance.

Market Data and Forecasts, page 85

7. Please revise, here and elsewhere as appropriate, to replace "guests" with "customers" if you mean persons who purchase your food and beverages.

Qualitative and quantitative disclosures of market risk, page 84

8. We note from press accounts that beef prices have risen to near record levels in recent months. We also note your disclosure that your fixed price beef supply agreement will expire in July 2011. With a view to revised disclosure in MD&A, please tell us whether there are any known trends in beef and other commodity prices which have materially affected, or could materially affect in the near term, your results of operations.

Management, page 96

Board of Directors, page 97

9. Please revise the director biographies to provide the information called for by amended Item 401(e)(1) of Regulation S-K, including a brief discussion of the specific experience,

qualifications, attributes, or skills that led to the conclusion that the person should serve as a director.

Executive Compensation, page 100

Competitive Analysis, page 101

10. It appears from your disclosure that you use compensation data about other companies to, at least in part, base, justify, or provide a framework for your compensation decisions. We note in this regard disclosure that you use survey data from the CRCA Survey "to assist with the assessment of [y]our compensation programs." Please clarify how you use this survey data to structure compensation for your named executive officers. Additionally, please identify the companies to which you benchmark and disclose the degree to which the compensation committee considers such companies comparable to you or advise. Refer to Item 402(b)(2)(xiv) of Regulation S-K. For additional guidance, see Regulation S-K Compliance and Disclosure Interpretation 118.05.

Description of the Notes, page 121

Repurchase at the Option of Holders, page 135

11. Please revise page 135 and 137 to include cross-references to the respective definitions of "change of control" and "asset sale."

Certain United States Federal Income Tax Considerations, page 197

12. Please revise the section heading to reference the "material," rather than "certain," federal income tax considerations.

Exhibit 5.2

13. The legality opinion should speak as of the date of effectiveness. Please have counsel revise the second sentence of the second to last full paragraph on page 2 accordingly or confirm that counsel will refile the opinion reasonably close to the date of effectiveness.

14. Investors are entitled to rely on the legality opinion. Please have counsel revise the last full paragraph on page 2 to remove the word "solely."

Exhibit 5.3

15. Please have counsel remove the language "that in our experience are normally applicable to transactions of the type contemplated by the indenture" from the second paragraph. We view this language as an inappropriate practice qualification.

16. Refer to assumptions (h) and (i) on page 3. It is inappropriate for counsel to make these assumptions as to persons who include its client. Please remove these assumptions or tell us why they are appropriate.

17. The legality opinion should speak as of the date of effectiveness. Please have counsel revise the penultimate paragraph of the opinion accordingly or confirm that counsel will refile the opinion reasonably close to the date of effectiveness.

Exhibit 5.4

18. Counsel may examine any documents of its client that it believes necessary to form its opinion. Please have counsel revise the first full paragraph on page 2 accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Juan Migone at (202) 551-3312 or David Humphrey, Accounting Branch Chief at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via facsimile (212) 521-7375
         Peter J. Loughran, Esq.
         Debevoise & Plimpton LLP